787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
August 15, 2011
VIA EDGAR AND EMAIL
Mr. Perry J. Hindin
Mr. David L. Orlic
Special Counsels
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628

Re:	Allied World Assurance Company Holdings, AG Amendment No. 1 and 2 to Registration Statement on Form S-4 Filed on August 5 and 10, 2011 File No. 333-175398
Dear Messrs. Hindin and Orlic:
On behalf of Allied World Assurance Company Holdings, AG (“Allied World”), attached hereto for filing is Amendment No. 3 to Allied World’s Registration Statement on Form S-4 (the “Registration Statement”), which has been marked to show the changes made from the Registration Statement filed on August 10, 2011. Set forth below are the responses of Allied World and Transatlantic Holdings, Inc. (“Transatlantic”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 12, 2011, to Messrs. Wesley Dupont, Esq. and Gary A. Schwartz, Esq. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Registration Statement.
General
1.	Comment: We note your response to prior comment 3, and for the reasons conveyed to Steven Seidman of Willkie Farr, counsel to Allied World, on a telephone call on August 10, 2011, we continue to believe that Allied World and Transatlantic did not comply with Exchange Act Rule 14a-13. Please revise the proxy statement/prospectus to acknowledge such non-compliance. While the staff of the Division of Corporation Finance will not undertake any
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Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

further examination of the companies’ non-compliance with this rule at this time, please confirm in your response that each company understands that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Response: In response to the Staff’s comment, we have revised the disclosure on pages v-vi of the Registration Statement. Both Allied World and Transatlantic acknowledge that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems necessary.
Risk Factors, page 22
2.	Comment: With a view toward disclosure, please advise whether the merger would constitute a change in control that would give rise to termination rights to Transatlantic’s counterparties to various contracts, whether any of Transatlantic’s counterparties will have termination rights with respect to any contracts with Transatlantic in connection with the change in control, and what impact that any such terminations could have on Transatlantic and the combined company.

Response: In general, Transatlantic does not believe that the merger would constitute a change in control that would give rise to termination rights to Transatlantic’s contractual counterparties. However, both Transatlantic and Allied World are party to numerous contracts, which contain different terms, some of which may give the counterparties thereto termination rights upon consummation of the merger. As such, in response to the Staff’s comment, we have revised page 28 of the Registration Statement.
Background of the Merger, page 42
3.	Comment: It does not appear the revised disclosure was fully responsive to the last bullet point of our prior comment 11. Please advise or revise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 51 of the Registration Statement.

4.	Comment: Revise this section to disclose, if true, that on August 5, 2011, there was a meeting between Gibson Dunn and Skadden regarding Validus and Transatlantic entering into a mutually acceptable confidentiality agreement that would not prohibit Validus from pursuing its offer for Transatlantic.

Response: In response to the Staff’s comment, we have revised page 61 of the Registration Statement.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

Opinion of Transatlantic’s Financial Advisor, page 78
5.	Comment: We note the disclosure on page 85 that “[s]olely at the discretion of Transatlantic, Moelis may receive an additional one-time fee of $1.5 million, payable upon completion of the merger.” With a view towards disclosure, please advise us as to the origin and operation of this discretionary fee payable to Moelis.

Response: In response to the Staff’s comment, we have revised page 87 of the Registration Statement.

6.	Comment: We note the disclosure on page 86 that pursuant to the terms of the engagement letter with Goldman Sachs, Transatlantic has agreed to pay Goldman Sachs a transaction fee, “all of which is contingent upon consummation of the merger, in an amount that will depend on the aggregate consideration in the merger, which in turn will depend on the average trading price of Allied World shares during the five days preceding the stockholder vote relating to the merger.” With a view towards disclosure, please provide us additional detail as to how the Goldman Sachs’ fee will be determined so that an investor will be able to approximate the fee based on future trading prices of Allied World’s shares. In addition, update the example in the first paragraph on page 87 to reflect a more recent date.

Response: In response to the Staff’s comment, we have revised page 89 of the Registration Statement.
Selected Transactions Analysis, page 81
7.	Comment: We note your response to prior comment 20. Your response only indicates that the transactions in question were not considered among the most relevant transactions. If these transactions fit the criteria otherwise used by Moelis in performing the analysis, disclose that these transactions were excluded and why.

Response: In response to the Staff’s comment, we have revised page 85 of the Registration Statement.
Interests of Allied World’s Directors..., page 88
8.	Comment: Revise the disclosure to define in the proxy statement/prospectus the terms “good reason” and “limited good reason.”

Response: In response to the first part of the Staff’s comment, we have revised the disclosure on pages 91-92 of the Registration Statement to define the term “good reason.” In response to the second part of the Staff’s comment, we respectfully submit that the phrase “limited good

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

reason” appears as part of the term “limited good reason waiver,” which is defined on page 92 of the Registration Statement.
Litigation Related to the Merger, page 105
9.	Comment: Please revise this section to reflect the complaint filed by Validus on August 10, 2011 and update the status of Transatlantic’s lawsuit against Validus.

Response: In response to the Staff’s comment, we have revised pages 108-109 of the Registration Statement.
Conditions to Completion of the Merger, page 118
10.	Comment: We note that section 6.4 of the merger agreement requires that “[p ]rior to the Effective Time, Allied World shall either (i) terminate the Allied World Secured Credit Facility and Allied World Unsecured Credit Facility or (ii) use its commercially reasonable efforts to obtain, on or before the Effective Time, the necessary consents (the “Requisite Lender Consents”) ...” Please supplement the proxy statement/prospectus to disclose this requirement as a condition to closing. With a view to disclosure, please advise us of the consequences that would result if Allied World were unable to obtain an amendment or waiver of the relevant provisions of its credit agreements and was required to terminate such agreements.

Response: In response to the Staff’s comment, we have added disclosure on page 105 of the Registration Statement. As disclosed on page 117 of the Registration Statement and page A-52 of the Registration Statement (which includes Section 6.4(a) of the merger agreement), the requirement that Allied World either terminate its credit facilities or use its commercially reasonable efforts to obtain the necessary consents under its credit facilities is a covenant in the merger agreement; there is no separate closing condition related to Allied World’s credit facilities. There is a general condition to Transatlantic’s obligations to close the merger disclosed on page 119 of the Registration Statement and page A-60 of the Registration Statement (which includes Section 7.3(b) of the merger agreement), which provides that Allied World shall have complied with, in all material respects, its obligations under the merger agreement (which would include Allied World’s compliance with its covenants in the merger agreement, including, without limitation, Section 6.4(a) of the merger agreement). We respectfully submit that no additional disclosure is required to state that material compliance with the covenant in Section 6.4(a) — or any other covenant for that matter — is a condition to closing.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

Proxy Card
11.	Comment: Revise Allied World’s proxy cards to clearly mark each of them as a “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, we have marked Allied World’s proxy cards as “preliminary copies” in Exhibit 99.9 in accordance with Exchange Act Rule 14a-6(e)(1).

12.	Comment: We refer you to Proposal J which indicates that following Allied World shareholders’ vote on a list of seven individuals, three individuals will withdraw at or prior to the Allied World Special Shareholder Meeting, and the remaining individuals will be designated by the Allied World board to serve as either Class I, II or III Directors. Disclose who will determine which individuals withdraw and how such determination will be made. Please also advise why you believe such arrangement is consistent with the requirements of Item 401 of Regulation S-K and Exchange Act Rule 14a-4(b) and 14a-4(d). To the extent you are relying on Instruction 1 to Rule 14a-4(b) based on the premise that the election of such directors to the combined company’s board of directors is an “integral part” of the merger, please address the fact that neither sections 6.9(a) or 7.1(g) of the merger agreement require that Allied World shareholders cast votes for seven nominees but rather only mandate that the combined company’s board of directors be comprised of four “Independent Allied World Directors,” as defined in the merger agreement. Please also advise us why the Allied World board of directors is unable at the present time to specify the four nominees up for election. If prior to the Allied World special shareholder meeting the Allied World board of directors identifies the four nominees and the class of directors on which they will serve or if any three of the seven individuals withdraw, please advise us whether Allied World will file and disseminate supplemental proxy materials to its shareholders, including a revised proxy card, if applicable, at the time such determination is made. If not, please explain why not and the basis for such decision, including a discussion of the requirements of Schedule 14A and Regulation 14A. We may have further comment.

Response: Pursuant to the exception provided by Instruction i of Rule 14a-4(b) of the Securities Exchange Act of 1934, as amended, in the case of a merger, the form of proxy is not required to set forth the names of persons nominated for election as directors or otherwise comply with Rule 14a-4(b)(2) if the election of directors is an “integral part” of the plan of merger. The election of directors is an integral part of the Allied World-Transatlantic plan of merger as evidenced by its presence in the merger agreement between Allied World and Transatlantic as both an affirmative covenant and a closing condition. Under Section 6.9(a) of the merger agreement, Allied World is required to take all necessary action to ensure that specific directors (either named or identified as former Allied World or Transatlantic independent directors) are elected to the board of directors of the combined company. Under Section 7.1(g) of the merger agreement, the election of such directors pursuant to Section 6.9(a) is a condition precedent to the closing of the merger. As described in the “Background of the

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

Merger” section of the Registration Statement, particularly in this proposed “merger of equals” transaction, the governance of the combined company was subject to extensive negotiation between the parties as an integral part of the transaction. For the foregoing reasons, the election of directors is an “integral part” of the Allied World-Transatlantic plan of merger, and thus, pursuant to the exception under Instruction i of Rule 14a-4(b), we respectfully submit that the election of directors proposal is not subject to the requirements of Rule 14a-4(b)(2).

The reason that the proposal to elect director nominees appears on the form of proxy at all is solely to satisfy the requirements of Swiss law. Allied World’s Swiss counsel has informed us that, in its current form, Allied World’s proxy fully complies with Swiss law. As you know, in U.S.-style merger transactions, there are rarely forms of proxy that set forth the names of persons nominated for election as directors of the combined company because filers rely on the exception to Rule 14a-4(b)(2) (see, e.g., UAL Corporation Form S-4/A filed on August 16, 2010; Holly Corporation Form S-4/A filed on May 20, 2011; and The Stanley Works Form S-4/A filed on February 2, 2010). By reason of Swiss law alone, Allied World is providing the election of directors proposal.

The Commission has pointed out that neither Sections 6.9(a) or 7.1(g) of the merger agreement expressly require that Allied World shareholders cast votes for seven nominees but rather only mandate that the combined company’s board of directors be comprised of four Allied World independent directors. We note that while the merger agreement requires Allied World to “take all necessary action” to cause the combined company’s board of directors to be constituted as set forth in Section 6.9(a) (and the closing condition in Section 7.1(g) requires that all such members be elected at the Allied World shareholder meeting), it does not dictate how Allied World must satisfy these requirements. Allied World, in fact, has consulted with Swiss counsel with regard to satisfying its requirements under the merger agreement and determined that, in light of the circumstances, the approach presented in Proposal J is the appropriate manner to effectuate the election of the four independent Allied World directors.

The determination of which three of the seven Allied World nominees will withdraw as nominees at or prior to the Allied World shareholder meeting will be made by the Allied World board of directors. (It should be noted that all of the former Transatlantic independent directors will continue as members of the TransAllied board of directors following the merger). The Allied World board of directors, upon deliberation in accordance with its fiduciary duties under Swiss law, will determine, prior to the Allied World shareholder meeting, which of the four former Allied World directors will best complement the former Transatlantic directors on the post-closing TransAllied board of directors. This is the same process undertaken in U.S.-style mergers, where the identities of the continuing directors are in many cases not identified by name in the merger proxy statement (see, e.g., UAL Corporation Form S-4/A filed on August 16, 2010; Holly Corporation Form S-4/A filed on May 20, 2011; and The Stanley Works Form S-4/A filed on February 2, 2010). The Allied World board of directors, at this time, is still completing its review and selection process of the four continuing Allied World independent

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

directors, and is acting in compliance with fiduciary duties in this regard as advised by Swiss counsel.

The Registration Statement includes, or incorporates by reference, the required information under Regulation S-K 401 with respect to each of the seven director nominees set forth in Proposal J. All seven of the director nominees identified in Proposal J are “bona fide nominees” under Rule 14a-4(d); each such nominee has been nominated for election by the Allied World board of directors and has consented to being named in the Registration Statement as a director nominee (in fact, all 7 of these nominees have signed the Registration Statement).

In the event the Allied World board of directors makes its determination prior to the Allied World shareholder meeting of the three director nominees identified in Proposal J who will withdraw as nominees, or the classes in which the four remaining nominees will serve following the closing of the merger, it will file supplemental proxy disclosure with the Commission. Under Swiss law, Allied World has been advised that, upon such event, it will not be required to disseminate revised proxy cards to its shareholders or otherwise mail any new proxy materials to shareholders; any previously executed proxy card that instructs a person to vote for one of the directors who has withdrawn will become moot under Swiss law, while instructions to vote for any of the remaining directors will remain in full force and effect.

13.	Comment: Disclose prominently in the proxy statement/prospectus, if true, that only those Allied World individuals of the seven listed in Proposal J that receive a majority of votes cast at the Allied World special shareholder meeting will be eligible to be designated by Allied World’s board to serve as either Class I, II or III Directors, and Allied World shareholders may not know the identity of the four nominees to be elected until the special shareholder meeting.

Response: In response to the Staff’s comment, we have added disclosure on pages 5-6, 100-102 and 118 of the Registration Statement.

14.	Comment: Since it appears that Allied shareholders may not know to which Class of director the nominees to be voted for will be designated prior to the special shareholder meeting, please supplement the disclosure in the proxy statement/prospectus to make this point more clear, and advise us why Allied World shareholders who vote for a nominee are not required under Swiss law to vote on the separate matter of the class of a director nominee.

Response: In response to the Staff’s comment, we have added disclosure on pages 5-6, 101-102, 118 and 140 of the Registration Statement. We have been advised by Swiss counsel that, under Swiss law, Allied World shareholders who vote for a nominee are not required to vote on the separate matter of the class of a director nominee. At the Allied World shareholder meeting, but before the vote on the director nominees is taken, the Chairman of the meeting will announce what classes the four remaining Allied World director nominees will be elected

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

to, and the proxies previously submitted for such director nominees will be valid to elect such director nominees to the designated classes without any further action required under Swiss law.
          In addition to the responses above, we would like to revise the response to the Staff’s comment number 5 from your letter dated July 20, 2011.
Comment: Please provide your analysis as to the necessity of filing a Form F-N.

Response: Allied World is not required to file a Form F-N pursuant to Rule 489 under the Securities Act of 1933, as it does not fall into any of the enumerated categories of entities listed in subparagraphs (a)(1)-(3) of the Rule subject to such requirement. Allied World is neither a Rule 489(a)(1) entity (i.e., a foreign insurance company or a foreign bank relying on Rule 3a-6 under the Investment Company Act of 1940 (the “1940 Act”), nor a Rule 489(a)(2) entity (i.e., a finance subsidiary relying on Rule 3a-5 under the 1940 Act. Further, Allied World is not a Rule 489(a)(3) entity, as it does not meet the definition of “investment company” found in Section 3(a)(1)(C) of the 1940 Act, and thus does not rely on the exception from the definition of “investment company” provided by Rule 3a-1 under the 1940 Act. Allied World is a holding company that wholly owns, directly and indirectly, various U.S. and foreign operating insurance companies and service companies associated with its insurance operations. More than 60% of Allied World’s total assets (less Government securities and cash items), on an unconsolidated basis, consist of the securities of majority-owned subsidiaries (as defined in the 1940 Act) that themselves are not investment companies either because (i) they hold no securities or (ii) they are holding companies with more than 60% of their assets (on an unconsolidated basis) consisting of direct or indirect majority-owned subsidiaries that are either (a) domestic insurance companies that can rely on the Section 3(c)(3) insurance company exception in the 1940 Act or (b) foreign insurance companies that can rely on the Rule 3a-6 foreign insurance company exception under the 1940 Act.

Perry J. Hindin, Esq.
David L. Orlic, Esq.
United States Securities and Exchange Commission
August 15, 2011

          Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Jeffery S. Hochman of this office at (212) 728-8592.
Very truly yours,
/s/ Steven A. Seidman
Steven A. Seidman
Enclosures

cc:	Wesley Dupont, Esq., Allied World Assurance Company Holdings, AG Gary A. Schwarz, Esq., Transatlantic Holdings, Inc. Jeffery S. Hochman, Esq. Lois A. Herzeca, Esq.